Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amazon.com Inc (AMZN)
Vote Yes: Item #5 –Aligning Retirement Plan Options with Company Climate Goals

Annual Meeting: 5/25/2022

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board, at reasonable expense and excluding proprietary information, prepare a report reviewing the Company’s retirement plan options with the Board’s assessment of how the Company’s current retirement plan options align with its climate action goals.

Supporting Statement: Proponent suggests the report include, at Board discretion:

•	How Amazon could provide employees with more sustainable investment options such as a default option that is better aligned with global and Company climate goals;

•	If the Board does not intend to include additional low carbon investment options in its employee retirement plan, a statement of the basis for its decision.

SUMMARY

Investors are seeking a congruency analysis from Amazon as to whether and how its retirement plan options align with the company’s climate action goals. When employee retirement plan options are out of alignment with company climate goals and actions, cognitive dissonance and reputational risk are likely. The Company must also assure that its retirement funds have fully taken into account climate risk.

RATIONALE FOR A YES VOTE

1. Amazon is risking the trust and confidence of its consumers and employees.

2. A lack of sustainable investment options may make it difficult to attract and retain top talent.

3. Amazon has an opportunity to become an industry leader, or risks lagging its peers.

2022 Proxy Memo Amazon.com Inc | Shareholder Proposal on Aligning Retirement Plan Options with Company Climate Goals

DISCUSSION

1. Amazon is Risking the Trust and Confidence of its Consumers and Employees

Amazon writes on the sustainability page on its website: “As part of Amazon’s mission to be Earth’s most customer-centric company, we are committed to building a sustainable business for our employees, customers, and communities.”1

While the Company has adopted ambitious operational climate goals and made significant efforts to address climate change across its operations, data from the Securities and Exchange Commission (SEC) filings demonstrates misalignment between the Company’s sustainability goals and the investment options offered through the Amazon 401(k) Plan. Every investment fund offered by the Amazon retirement plan, including its default option (holding 52% of employee investments), contains major oil and gas, fossil-fired utilities, coal, pipelines, oil field services, or companies in the agribusiness sector with deforestation risk. As of March 2022, Amazon’s retirement plan is investing over $600 million in fossil fuels alone.2

Amazon’s investment in high carbon companies through its retirement plan choices directly contradicts the climate reduction actions it has committed to take in its operations, creating cognitive dissonance and reputational risk. As more and more consumers begin to pay attention to the environmental commitments and practices of brands, companies are increasingly held accountable to align their actions with their public commitments or risk being publicly called out for saying one thing and doing another.

In 2020, Amazon announced its “Climate Pledge Friendly” program, a new search feature that helps customers find products that are more sustainable. Consumers initially responded positively to the program intended to allow them to easily find products certified through third-party groups such as Fairtrade and Rainforest Alliance. However, as customers began to use the search function, calls of greenwashing began to emerge for allegedly “Climate Pledge Friendly” products that contained environmentally damaging ingredients or had other non-sustainable factors, for example products containing palm oil linked to Amazon Rainforest destruction or factory farmed meat.3

In 2019, Amazon Employees for Climate Justice organized a walk-out over the company’s inaction on climate change with over 1,800 Amazon employees in over 25 cities and 14 countries taking part in the walk out, while hundreds of employees gathered outside of Amazon’s headquarters in Seattle to demand climate action.4 Additionally, over 8,000 Amazon employees signed an open letter to CEO Jeff Bezos demanding that Amazon reduce its carbon emissions.5

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1 https://sustainability.aboutamazon.com/

2 https://investyourvalues.org/retirement-plans/amazon-com

3 https://www.ethicalconsumer.org/retailers/amazons-new-eco-label-another-greenwash-attempt

4 https://www.cnn.com/2019/09/20/tech/amazon-climate-strike-global-tech/index.html

5 https://fortune.com/2020/01/27/amazon-employees-climate-change-challenge-job-threats/#:~:text=the%20company's%20practices.-,Last%20year%2C%20more%20than%208%2C000%20staffers%20signed%20an%20open%20letter,to%20locate%20fossil%20fuel%20deposits.

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2022 Proxy Memo Amazon.com Inc | Shareholder Proposal on Aligning Retirement Plan Options with Company Climate Goals

It is clear that Amazon’s customers and employees are becoming increasingly focused on the Company’s alignment with its stated climate goals. The misalignment between Amazon’s climate commitments and its retirement plan options risks further scrutiny that can jeopardize its reputation.

2. A Lack of Sustainable Investment Options May Make It Difficult to Attract and Retain Top Talent

In the increasingly competitive employee retention and recruitment landscape, companies are identifying new ways to attract and retain top talent by appealing to the values and interest of the workforce. In 2021, 79% of individuals were interested in sustainable investing, while support was even higher amoung Millennials, with a staggering 99% interested in sustainable investing.6 Considering Millennials make up the largest generation in the workforce7, finding ways to appeal to this demographic is becoming increasingly important for companies who want to attract and maintain top talent. Some companies are beginning to pay attention to the rise in demand for sustainable investments, and are attempting to attract employees by offering these types of investment options through their company retirement plans. Not only is this tactic low cost, but it is an easily implementable opportunity which can be quickly executed.

Retaining employees is particularly critical issue for the Company, considering its turnover rate is close to 150%, nearly double the rate of similar businesses. 8 Turnover is so high, many Company executives are worried they may run out of people to operate the business. While Amazon experiences extremely high turnover in employees, measures to attract and retain employees has become paramount to the continued success and health of the Company.

3. Amazon Has an Opportunity to Become an Industry Leader, or Risks Lagging Its Peers

Despite the fact that Amazon is heavily invested in climate destruction through the its retirement plan, it still has the opportunity to stand behind its climate commitments and offer more sustainable investment options to its employees. This leadership can go a long way toward supporting its positions that it is an increasingly sustainable and climate concerned company.

While there is currently one sustainable option in Amazon’s investment plan, less than two percent of assets are invested in this option.9 This presents the Company with an opportunity to increase sustainable investment options and to raise awareness about its one current sustainable plan option. As part of the analysis requested in this Proposal, Amazon could survey its employees to show employees that the Company is listening to their interests, while also providing the Company with an opportunity to educate them about its current and/or future sustainable investment options, helping to diminish the dissonance between Amazon’s current retirement plan investment options and its company values. If there is demand for more sustainable investment options, the Company can work with its asset manager to increase sustainable investment options, touting this as victory to the media, and demonstrating that the Company truly stands behind its climate commitments.

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6 https://www.morganstanley.com/press-releases/sustainable-signals

7 https://www.pewresearch.org/fact-tank/2018/04/11/millennials-largest-generation-us-labor-force/

8 https://www.nytimes.com/interactive/2021/06/15/us/amazon-workers.html

9 Ibid, 2

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2022 Proxy Memo Amazon.com Inc | Shareholder Proposal on Aligning Retirement Plan Options with Company Climate Goals

If the Company chooses to ignore this opportunity, it may risk falling behind its peers. As outlined in Larry Fink’s open letter to CEOs, sustainable investing is becoming the standard:

“Sustainable investments now have reached $4 trillion . . . This is just the beginning – the tectonic shift towards sustainable investing is still accelerating . . . Every company and every industry will be transformed by the transition to a net zero world. The question is, will you lead, or will you be led?”10

If Amazon seeks to stand behind its commitment to be a climate leader, it must take proactive steps to address the cognitive dissonance between what it says and what it does.

RESPONSE TO AMAZON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the resolution, the Board states:

1.	“We are a leader in environmental sustainability and have adopted ambitious operational climate goals and made significant progress addressing climate change across our operations.”

While the Company has adopted climate goals and has taken steps to address climate change across its operations, it is still heavily investing in climate destruction through the company retirement plan which is creating cognitive dissonance and reputational risk to the Company.

2.	“As is customary for large retirement plans like our 401(k) plan, a plan fiduciary (rather than our Board) is responsible for selecting 401(k) investment options.”

The Proposal is not asking the Board to select different retirement plan options. It requests the Board to prepare a report assessing how the company’s current retirement plan options align with the Company’s climate action goals. The Proposal focuses on a significant policy issue, retirement plan options that are evidenced to be in misalignment with the Company’s climate goals.

3.	“The law mandates that the responsible plan fiduciary make its selection decisions “solely” in the interest of plan participants and beneficiaries. Accordingly, the selection of the 401(k) investment options by the responsible plan fiduciary must be made independently from Amazon’s environmental sustainability leadership and operational climate goals.”

The Proposal does not ask the responsible plan fiduciary to select different retirement plan options, but rather asks the Company to report on “alignment” with its values and statements. Where a company arguably is saying one thing but doing something that is contradictory, a congruency analysis can be requested.

4.	“Our 401(k) plan already offers ESG-friendly investment options, including through a self-directed brokerage option.”

There is currently one sustainable option inside of the plan, in which less than two percent of assets are invested. Given the demonstrated interest of employees in climate and sustainability, the lack of participation in this option suggests that employees are insufficiently educated about its existence or that the effort to move into this plan is too great. Using the Company’s self directed option puts the onus on employees to find sustainable investment options by navigating an inherently complex investing vehicle. The Company could use this assessement opportunity to provide its employees with more investing options that align with its publicly stated environmental commitments, while ensuring they are easy to implement.

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10 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

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2022 Proxy Memo Amazon.com Inc | Shareholder Proposal on Aligning Retirement Plan Options with Company Climate Goals

CONCLUSION

Vote “Yes” on this Shareholder Proposal 5

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

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